Exhibit 11

TRICO BANCSHARES

Computation of Earnings Per Share on Common and Common Equivalent Shares and on Common Shares Assuming Full Dilution

	For the year ended December 31,		For the nine months ended September 30,
	2001	2000	2002	2001
	(In thousands, except per share data)
Weighted average number of common shares outstanding—basic	7,072	7,192	7,010	7,087
Add exercise of options reduced by the number of shares that could have been purchased with the proceeds of such exercise	147	149	178	150

Weighted average number of common shares outstanding—diluted	7,219	7,341	7,188	7,237

Net income	$12,419	$12,623	$10,320	$9,061
Basic earnings per share	$1.76	$1.76	$1.47	$1.28
Diluted earnings per share	$1.72	$1.72	$1.44	$1.25